UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42153

TOYO Co., Ltd

Tennoz First Tower, F16

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

Departure of Director

On September 18, 2026, Mr. Anders Karlsson resigned from his position as a director and a member of the audit committee (the “Audit Committee”) of TOYO Co., Ltd, a Cayman Islands exempted company (the “Company”), effective November 1, 2026. Mr. Karlsson’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Director to Audit Committee

On October 30, 2026, the board of directors of the Company appointed Ms. June Han, an existing independent director of the Company, as a member of the Audit Committee, effective November 1, 2026. Ms. Han satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

Application of Home Country Practice Rules

As a company incorporated in the Cayman Islands that is listed on the Nasdaq Capital Market (“Nasdaq”), the Company is subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer to follow its home country corporate governance practices in lieu of certain Nasdaq corporate governance requirements. Pursuant to the home country practice exemption set forth under Nasdaq Marketplace Rule 5615(a)(3)(A), the Company elected to be exempted from the following requirements of the Nasdaq Marketplace Rule 5600 Series:

(i)	Nasdaq Stock Marketplace Rule 5620(a), which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end;

(ii)	Nasdaq Stock Marketplace Rule 5620(b), which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company is required to solicit proxies and provide proxy statements for all shareholder meetings;

(iii)	Nasdaq Stock Marketplace Rule 5635, which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings;

(iv)	Nasdaq Stock Marketplace Rule 5605(b)(1), which provides that a majority of the board of directors must be comprised of independent directors; and

(v)	Nasdaq Stock Marketplace Rule 5605(b)(2), which provides that independent directors must have regularly scheduled meetings at which only independent directors are present.

The Company’s Cayman Islands counsel, Harney Westwood & Riegels (“Harneys”), has provided a letter, as required by The Nasdaq Stock Market, confirming that the Company’s practice of following the provisions of the laws of the Cayman Islands and its amended and restated memorandum and articles of association adopted by a special resolution passed on 1 March 2024 and effective on 2 July 2024 (the “M&A”) in lieu of the Nasdaq Stock Market Rules noted above is not prohibited under any statutory legal provision of the Cayman Islands or the M&A. A copy of the home country rule exemption letter from Harneys is attached hereto as Exhibit 99.1.

Except for the foregoing, there are no significant differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of The Nasdaq Stock Market.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-290952 and 333-296846) and Form S-8 (File No. 333-284642) to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Home Country Exemption Letter

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Takahiko Onozuka
Name:	Takahiko Onozuka
Title:	Director and Chief Executive Officer

Date: October 30, 2026

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